SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AND CFM AGREE MULTI-YEAR, MULTI-BILLION-DOLLAR ENGINE MATERIAL SERVICES AGREEMENT

Ryanair, Europe's largest passenger airline, and CFM (a 50/50 joint venture between France's Safran Aircraft Engines and the US GE Aerospace) have today (Tues, 10 Feb) signed a Memorandum of Understanding (MoU) for a multi-year, multi-billion-dollar engine material services agreement under which CFM will support Ryanair's engine maintenance programme, which is expected to include the opening of 2 engine MRO Shops, which Ryanair will open from 2029 to support its fleet of almost 2,000 B737 engines.

This multi-year agreement means that Ryanair has committed to purchase all its engine spare parts directly from CFM in a contract to support Ryanair's fleet as it grows to 800 Boeing 737 family aircraft, and over 2,000 CFM engines. The contract will support Ryanair's existing & future CFM56-7B and LEAP-1B engines, which are fitted to the airlines Boeing 737 NG and MAX aircraft, and Ryanair expects to take over the maintenance of these engines directly from CFM when it opens 2 engine MRO Shops in Europe towards the end of this decade. Across the term, Ryanair expects to commit to purchasing spare parts in excess of $1bn p.a. directly from CFM.

In Paris, Ryanair's Group CEO, Michael O'Leary, said:

"We are pleased to extend our long-term partnership with CFM with this multi-year, multi-billion-dollar spares support agreement. For the last 30 years, CFM has been maintaining all of Ryanair's CFM56 engines under a long term "power by the hour" contract. However, from 2029 onwards, Ryanair expects to bring the maintenance of its engines "in-house", and we are pleased to do so with the help and support of our partners CFM. Ryanair will place substantial orders for initial spare parts provisioning with CFM to support the opening of each of these 2 Ryanair engine maintenance facilities. When Ryanair takes over all its engine maintenance in-house, we expect this contract will be worth in excess of $1bn annually to CFM in spare engines and spare parts supplies. This new spare parts agreement extends our 30 year partnership with CFM, and we look forward to working closely with CFM, Safran and GE to support what will be one of the world's largest commercial aircraft fleets, and one of the world's largest packages of Boeing 737 engines too."

Olivier Andriès, CEO of Safran, said:

"This new major milestone further strengthens the strategic relationship we have built with Ryanair over the past three decades, and we are proud to support their continued growth through this comprehensive MRO services offering. With the ongoing success of the CFM56 and the rapid growth of the LEAP fleet, we are investing to build a global MRO network within an open and competitive ecosystem to help our airline customers optimize fleet efficiency and control operational costs."

H. Lawrence Culp, Jr., chairman and CEO of GE Aerospace, said:

"Ryanair is one of our largest customers, and we value the opportunity to work with them on solutions to increase capacity and reduce turnaround time. This MoU demonstrates our commitment to an open MRO ecosystem that supports growing demand while reducing cost of ownership."

Editor's Note: Ryanair operates a fleet of 650 aircraft, which comprises 410 x Boeing 737 NG aircraft powered by the CFM56 engines, and 210 x Boeing 737 MAX 8 aircraft powered by CFM LEAP-1B engines. Ryanair also has 300 MAX 10 aircraft on order, which will also be powered by CFM LEAP-1B engines. With a forecast fleet of 800 aircraft in 2034, Ryanair expects to own and operate almost 2,000 CFM56 and LEAP-1B engines.

ENDS
For further info
please contact:   Ryanair Press Office
T: +353-1-9451799
E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 February, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary